                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                    FORM 11-K

                                  ANNUAL REPORT





                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





                      FOR THE YEAR ENDED DECEMBER 31, 2000




                               Title of the Plan:


                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN

               Issuer of the securities held pursuant to the Plan:



                              HERCULES INCORPORATED
                                 Hercules Plaza
                            1313 North Market Street
                           Wilmington, Delaware 19894

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN




                              FINANCIAL STATEMENTS




                        STATEMENT OF NET ASSETS AVAILABLE
                                  FOR BENEFITS
                          at December 31, 2000 and 1999



                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS
                      for the year ended December 31, 2000

                         NOTES TO FINANCIAL STATEMENTS

                             SUPPLEMENTAL SCHEDULES
Supplemental schedules required by Section 2520, 103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable. Plans with all of their assets in a Master Trust are exempt from the requirement to include investment supplemental schedules as part of their Financial Statements.

                       REPORT OF INDEPENDENT ACCOUNTANTS

                                 EXHIBIT INDEX

         HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN STATEMENT OF
                       NET ASSETS AVAILABLE FOR BENEFITS

                                                        December 31,

                                                    2000             1999
      INTEREST IN HERCULES INCORPORATED
      MASTER SAVINGS TRUST:                    $ 298,358,404     $ 341,263,128
                                                 -----------       ----------
       NET ASSETS AVAILABLE FOR BENEFITS:      $ 298,358,404     $ 341,263,128
                                                 ===========       ==========






   The accompanying notes are an integral part of these financial statements.

                HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                             Year Ended
                                                          December 31, 2000

ADDITIONS:

       ADDITIONS TO NET ASSETS ATTRIBUTED TO:

       INVESTMENT INCOME (LOSS):

         Decrease in net interest in Hercules
         Incorporated Master Savings Trust                $  (21,396,702)

       Contributions:
         Participant                                          12,683,695
         Employer                                              4,268,721
                                                            -------------
                                                              16,952,416
                                                            -------------
       Total additions                                        (4,444,286)

DEDUCTIONS:

       Deductions from net assets attributed to:
         Benefits paid to participants                        34,105,704
         Administrative expenses                                 494,718
         Transfer to other plans                               3,860,016
                                                            -------------
       Total deductions                                       38,460,438
                                                            -------------
           Net decrease                                      (42,904,724)

NET ASSETS AVAILABLE FOR BENEFITS:

        Beginning of year                                    341,263,128
                                                           -------------
        End of year                                        $ 298,358,404
                                                           =============


   The accompanying notes are an integral part of these financial statements.

                          NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
        The following description of the Hercules Incorporated Savings and Investments Plan (the Plan) provides only general information. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        Upon hire, substantially all domestic Hercules Incorporated (the Company) employees are eligible to participate in the Plan and obtain immediate, non-forfeitable (vested) rights to the full market value of their account. At time of enrollment in the Plan, participants may elect to contribute up to 15% of their annual wages on either a pre- or post-tax basis, or a combination thereof. The Company makes matching contributions in the form of Hercules Incorporated common stock, equal to 50% of the first 6% of the annual wages that an employee contributes to the Plan. Participants direct the investment of their monthly savings in any of the Plan's investment options, or a combination thereof.

        The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

        The Plan includes an employee loan provision authorizing participants to borrow a minimum of $1,000 up to a maximum, equal to the lesser of $50,000 or 50% of their vested balances in the Plan. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans, which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

        The financial statements of the Plan are prepared under the accrual method of accounting. Investments in the Plan are carried at fair value. The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the year. The Blended Interest Rate Savings Fund is carried at cost plus investment earnings less withdrawals, which is equivalent to contract value. The market value of the Equity Fund, the Fidelity Magellan Fund, the Frank Russell Equity Index Fund, and the SEI group of funds is valued at the net asset value of the shares held by the Plan at year end, which is based on the fair value of the underlying securities held by the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

        The Plan presents in the statement of changes in net assets available for benefits its allocated share of the Trust's investment activities, which includes the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

        Withdrawals are recorded upon distribution. The Plan provides that participants who retire from the Company may elect, upon retirement, an Optional Valuation Date (OVD) for determining their final withdrawal. The OVD is the last business day of any month following retirement, in which the distribution is requested.

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


2.   INVESTMENTS IN MASTER TRUST
        The assets of the Plan are held in the Hercules Incorporated Master Savings Trust (the Trust) with the assets of the Hercules Incorporated Employee Savings Plan. The assets of the Trust are held by Bankers Trust Company (Trustee). The Plan's investment in the Trust is based upon the fair value of net assets in the Trust and the Plan's relative interest in the Trust. The fair value of the Plan's interest in the Trust is based on the beginning of the year value of the Plan's interest in the Trust plus contributions, and allocated investment income less actual distributions. The Plan's share of the net assets of the Trust was approximately 98% and 97% at both December 31, 2000, and 1999, respectively Recordkeeping for the Plan is performed by MetLife's Defined Contribution Group.

        The following table presents the fair values of investments for the
Trust:


                                                       December 31,
                                                   2000            1999

 Hercules Incorporated Common Stock..........  $ 58,451,380     $ 55,786,379
 Mutual Funds................................   145,542,269      178,488,853
 Blended Interest Rate Fund..................    94,599,576      109,620,622
 Loan Fund                                        7,060,823        8,092,771
                                               -------------    ------------
    Total....................................  $305,654,048     $351,988,625
                                               =============    ============


        Investment income for the Trust for the year ended December 31, 2000 is as follows:


          Net (depreciation) in fair value of investments:
           Hercules Incorporated Common Stock .............    $(14,573,231)
           Mutual Funds.....................................    (21,077,180)
                                                                ------------
                                                                (35,650,411)
           Interest .........................................     6,520,700
           Dividends.........................................     7,471,218
                                                                ------------
                           Total.............................  $(21,658,493)
                                                                ============

3.  NONPARTICIPANT-DIRECTED INVESTMENTS
        Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:


                                                         December 31,

                                                   2000                  1999
    Interest in the Hercules Incorporated
    Master Savings Trust investment in
    Hercules Incorporated common stock:        $ 15,031,565       $ 15,641,111



                                                    Year Ended
                                                 December 31, 2000

        Decrease in net interest in Hercules
        Incorporated Master Savings Trust          $  (3,774,165)
        Employer contributions                         4,231,226
        Benefits paid to participants                   (886,334)
        Interfund transfers                             (180,273)
                                                   --------------
                                Net decrease        $   (609,546)
                                                   ==============





4.  TAX STATUS
        The United States Treasury Department advised on October 29, 1997, that the Plan as amended through February 1, 1996 is a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

5.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
        The following is a reconciliation of net assets available for benefits for the Plan, per the financial statements to the Form 5500:

                                                                      December 31,

                                                               2000                1999

        Net Assets Available for Benefits
           per the financial statements                    $ 298,358,404      $ 341,263,128
        Amounts Allocated to Withdrawing Participants           (144,668)          (132,738)
                                                           --------------     --------------
        Net Assets Available for Benefits
           per the Form 5500                               $ 298,213,736      $ 341,130,390
                                                           ==============     ==============



        The following is a reconciliation of withdrawals per the financial statements to the Form 5500:

                                                                        Year Ended
                                                                      December 31, 2000

        Benefits paid to participants per the financial statements          $34,105,704

        Add:   Amounts Allocated to Withdrawing Participants at
               December 31, 2000                                                144,668

        Less:  Amounts Allocated to Withdrawing Participants at
               December 31, 1999                                               (132,738)
                                                                           -------------

        Benefits paid to participants per the Form 5500                     $34,117,634
                                                                           =============



        Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

6.  PLAN TRANSFERS
        On September 29, 2000, Hercules Incorporated entered into an agreement with Lehman Brothers to form CP Kelco, a joint venture combining Hercules' Food Gums Division and the Kelco Biogums unit of Pharmacia Corporation. Pursuant to the formation of the joint venture, approximately 32 former Hercules Incorporated Savings and Investment Plan participants joined CP Kelco. Their Hercules Incorporated Savings and Investment Plan account balances, having a fair market value of $ 3,860,015.91, were transferred to CP Kelco's defined contribution plan as a plan to plan transfer.

7.  SUBSEQUENT EVENTS
        After the close of business on January 31, 2001, the Hercules Incorporated Employee Savings Plan merged into the Hercules Incorporated Savings & Investment Plan. Pursuant to the merger, approximately 194 participants with assets having a fair market value of $ 7,345,810 million at the time of the merger, became part of the Hercules Incorporated Savings & Investment Plan.


        Under the Hercules Incorporated Savings & Investment Plan, former Hercules Incorporated Employee Savings Plan participants underwent changes to their benefits. Under the former plan, participants could make contributions on a post-tax basis only. The employer match was 2.5% of the first 10% of employee contributions, and was a participant-directed investment. The former Hercules Incorporated Employee Savings Plan participants are now subject to the provisions of this plan.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors,
Hercules Incorporated,
Wilmington, Delaware

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hercules Incorporated Savings and Investment Plan (the "Plan") at December 31, 2000 and December 31, 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania  19103
June 29, 2001

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                              HERCULES INCORPORATED SAVINGS AND INVESTMENT PLAN



                                     /s/ Gaynor Kelley


                                     Gaynor Kelley, Chairman
                                     Finance Committee, Hercules Incorporated,
                                     Plan Administrator



Date: June 29, 2001
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                                  EXHIBIT INDEX

     Number                   Description

       23         Consent of Independent Accountants.